Exhibit 21.01

SUBSIDIARIES OF PAYPAL HOLDINGS, INC.

The following is a list of subsidiaries of PayPal Holdings, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary	Jurisdiction of Organization
Bill Me Later, Inc.	Delaware, United States
Paidy Inc.	Japan
Payments Technology Holdings, LLC.	Hawaii, United States
Payments Technology Insurance Company, Inc.	Hawaii, United States
PayPal (Europe) S.à r.l. et Cie, S.C.A.	Luxembourg
PayPal 2 S.à r.l.	Luxembourg
PayPal Australia Pty Limited	Australia
PayPal Canada Co.	Canada
PayPal do Brasil Instituição de Pagamentos Ltda.	Brazil
PayPal Global Holdings, Inc.	Delaware, United States
PayPal International Treasury Centre S.à r.l.	Luxembourg
PayPal, Inc.	Delaware, United States
PayPal Payment Holdings Pte. Ltd.	Singapore
PayPal Pte. Ltd.	Singapore
PayPal U.K. Ltd.	United Kingdom